UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant To Rule 13a-16 Or 15d-16 of the

Securities Exchange Act of 1934

For the month of December 2021

Commission File Number: 333-251238

COSAN S.A.

(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant’s name into English)

 Av. Brigadeiro Faria Lima, 4100, – 16th floor
São Paulo, SP 04538-132 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40‑F:

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes   ☐   No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes   ☐   No  ☒

COSAN S.A.

Corporate Taxpayer ID (CNPJ): 50.746.577/0001-15

Company Registry (NIRE): 35.300.177.045

Publicly Held Company

CVM 19836

NOTICE TO THE MARKET

COSAN S.A. (B3: CSAN3; NYSE: CSAN) (“Cosan” or “Company”) announces to its shareholders and the market in general that it was selected to be part of the 17th B3 Sustainability Index Portfolio (“ISE B3”).

In this new cycle, the index presented important changes in its governance and methodology, aligned with the main international frameworks, as well as integrated assessments held by the Climate Disclosure Project (CDP) questionnaire and reputational risk index from RepRisk.

The ISE B3 new portfolio was announced on this date, and will be effective from January 3 2022. Cosan remaining part of the ISE is a result of the Company’s adoption of best ESG practices, aiming to create long-term value for all stakeholders.

São Paulo, December 1, 2021.

Marcelo Eduardo Martins

Chief Financial and Investor Relations Officer

COSAN S.A.

Corporate Taxpayer ID (CNPJ): 50.746.577/0001-15

Company Registry (NIRE): 35.300.177.045

Publicly Held Company

CVM 19836

NOTICE TO THE MARKET

COSAN S.A. (B3: CSAN3; NYSE: CSAN) (“Cosan” or “Company”) announces to its shareholders and the market in general that the Shareholders’ Meeting of Cosan S.A. approved on this date the merger, by the Company, of Cosan Investimentos e Participações S.A. (“CIP”), subsidiary fully owned by Cosan. CIP was the vehicle through which the Company held its stake in Raízen S.A. (“Raízen”), which is now directly owned by Cosan.

Approving the merger of CIP will not change the Company's stake in Raízen, or any governance aspect of the co-controlled company.

São Paulo, December 1, 2021.

Marcelo Eduardo Martins

Chief Financial and Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 01, 2021

COSAN S.A.
By:	/s/ Marcelo Eduardo Martins
Name: Marcelo Eduardo Martins
Title: Chief Financial Officer